Exhibit 99.1

Claude Resources Inc. Reports Full Year 2013 Results

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, March 31, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its full year 2013 operating and financial results. All dollar amounts are in Canadian dollars unless stated otherwise.

2013 Operating Highlights:

•	Record safety and environment performance.
•	Production of 43,850 ounces of gold.
•	Mine production costs of $44.1 million decreased by 9% year over year.
•	Record mine production tonnes and mill throughput at the Seabee Gold Operation.

2013 Financial Highlights:

•	Decreased total corporate expenditures by over 20%.
•	Revenue of $63.8 million from the sale of 44,823 ounces of gold.
•	Total cash cost per ounce of gold (1) was $983 (U.S. $954).
•	Net cash margin of $440 per ounce.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $13.8 million, or $0.08 per share.
•	Net loss of $73.4 million, or $0.42 per share, after impairment charges totaling $63.8 million partially offset by a $1.4 million deferred income tax recovery.
•	Adjusted net loss (1) of $10.7 million, or $0.06 per share.

Neil McMillan, President and Chief Executive Officer, commented that, "Our team did an excellent job on achieving record operating performance while substantially decreasing our costs throughout the year while managing the difficult gold price environment. Although our operating performance was excellent, it was overshadowed by lower than budgeted grades which resulted in lower gold production. Over the past six months, the Company made several changes to improve the grade in 2014 and, with the addition of Santoy Gap ore later in 2014, I am confident that we will see significant improvements on grade going forward. In addition, I would like to acknowledge the superb effort and performance by our mine site employees on safety and environment."

Financial Results

A copy of Claude's 2013 Annual Management's Discussion and Analysis, Audited Financial Statements and Notes thereto can be viewed at www.clauderesources.com.

Table 1: Highlights of Financial Results of Operations
December 31	2013	2012

Revenue (in 000's)	$63,794	$80,808
Divided by ounces sold	44,823	48,672
Average Realized Price per Ounce (CDN$)	$1,423	$1,660

Production costs (in 000's)	$44,051	$48,535
Divided by ounces sold	44,823	48,672
Total cash costs per ounce (CDN$)	$983	$997

Net Cash Margin per Ounce Sold (CDN$)	$440	$663

Depreciation and depletion (in 000's)	$22,949	$15,681
Gross profit (loss) (in 000's)	$(3,206)	$16,592
Net profit (loss) * (in 000's)	$(73,423)	$5,569
Earnings (loss) per share (basic and diluted) *	$(0.42)	$0.03

* 2013 results reflect: impairment charges of $22.2 million on the Company's Seabee Gold Operation; and impairment charges of $41.6 million on the Company's Madsen Property.

Gold revenue from the Company's Seabee Gold Operation in 2013 decreased 21% to $63.8 million from $80.8 million reported in 2012. The decrease in gold revenue year over year was attributable to a 14% decline in Canadian dollar gold prices realized and 8% lower gold sales volume (2013 - 44,823 ounces; 2012 - 48,672 ounces sold) which was impacted by a 13% decrease in grade (2013 - 5.11 g/t; 2012 - 5.86 g/t).

For the year ended December 31, 2013, mine production costs of $44.1 million (2012 - $48.5 million) were 9% lower year over year. Total cash cost per ounce of gold (1) for 2013 decreased 1% to $983 (U.S. $954) per ounce from $997 (U.S. $998) in 2012, a result of a 9% decrease in production costs offset by an 8% decrease in ounces sold.

In 2013, cash flow from operations before net changes in non-cash operating working capital (1) of $13.8 million, or $0.08 per share, was down from $25.8 million, or $0.15 per share, reported in 2012.

During 2013, the Company recorded a net loss of $73.4 million, or $0.42 per share (2012 - net profit of $5.6 million, or $0.03 per share), after impairment charges of $63.8 million which were partially offset by a $1.4 million deferred income tax recovery.

Adjusted net loss (1) was $10.7 million, or $0.06 per share (2012 - adjusted net profit of $8.7 million, or $0.05 per share). Table 2 reconciles the 2013 adjusted net profit (loss) with the Company's net profit (loss) as determined under International Financial Reporting Standards (IFRS).

Table 2: Adjusted Net Profit (loss)
December 31(in 000's)	2013	2012

Net profit (loss)	$(73,423)	$5,569
Adjustments:
Impairment charges	63,835	-
Loss on investments	262	199
Deferred income tax (recovery) expense	(1,420)	2,972
Adjusted Net Profit (loss)	$(10,746)	$8,740
Weighted Average shares outstanding (basic)	175,562	172,933
Weighted Average shares outstanding (diluted)	175,562	173,232
Per share adjusted net profit (loss) (basic and diluted)	$(0.06)	$0.05

The total impairment charges of $63.8 million in 2013 were mainly related to the Madsen Gold Project of $41.6 million, or $0.24 per share, which was classified as held for sale and reflects re-measurement (required by this classification) of this asset at the lower of its carrying amount and fair value less costs to sell. The remaining impairment charge of $22.2 million, or $0.13 per share, was related to the Seabee Gold Operation, due to revised assumptions relating to future gold price, mineable grade and cost assumptions.

Operations

During 2013, underground operations and the Central Milling Facility at the Seabee Gold Operation mined and processed record tonnes; in addition, development rates also increased by 25% over 2012, despite a 10% reduction in the Company's workforce.  In addition to record throughput during 2013, the Company also achieved record performance on both safety and environment.

During 2013, the Company achieved record mill throughput of 280,054 tonnes at a grade of 5.11 grams of gold per tonne (2012 - 275,235 tonnes at a grade of 5.86 grams of gold per tonne) for total production of 43,850 ounces of gold (2012 - production of 49,570 ounces of gold). This decrease in ounces produced is attributable to a 13% decrease in grade year over year.

Table 3: Seabee Gold Operation Production Statistics
December 31	2013	2012

Operating Data
Tonnes Milled	280,054	275,235
Head Grade (grams per tonne)	5.11	5.86
Recovery (%)	95.3	95.6
Gold Ounces
Produced	43,850	49,570
Sold	44,823	48,672

Exploration

Claude elected to reduce its exploration spending during 2013 to $1.6 million from the $2.7 million budgeted and the $14.2 million incurred in 2012.  Notwithstanding, drill results from the limited budget yielded excellent results from the Santoy Mine Complex including 18.80 grams of gold per tonne over 13.86 metres and 330.35 grams of gold per tonne over 1.55 metres.

At the Seabee Gold Operation, exploration expenditures focused on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and positively impact the Company's Mineral Reserves and Mineral Resources.

Mineral Reserves and Mineral Resources

At the Seabee Gold Operation, year over year, Proven and Probable Mineral Reserves decreased 24% to 422,900 ounces, Measure and Indicated Mineral Resources increased 128% to 175,200 ounces and Inferred Mineral Resources decreased by 3% to 582,900 ounces.  Year over year, changes in the Seabee Gold Operations Mineral Reserves and Mineral Resources were driven by:

•	a decrease in gold price which increased cut-off grade;
•	reduced drilling meterage;
•	mining depletion; and
•	higher dilution assumptions.

The most significant change in the Mineral Reserves and Mineral Resources was the addition of the Santoy Gap deposit. The Santoy Gap deposit is growing in importance due its proximity to mine infrastructure, low development cost and near-term production potential.  Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production and margins at the Seabee Gold Operation. A copy of the detailed Mineral Reserves and Mineral Resources table can be viewed on the Company's website at www.clauderesources.com.

Outlook

For 2014, forecast gold production at the Seabee Operation is estimated to range from 47,000 to 51,000 ounces of gold.  Unit costs for 2014 are expected to be comparable to 2013's unit cash costs of $983 per ounce.  All in costs at Seabee during 2014 are expected to be 10% less than those in 2013. Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

Capital expenditures at the Seabee Gold Operation in 2014 are expected to include continued investment and upgrades that are estimated to total approximately $22.0 million, funded from a combination of operating cash flow, the sale of the Madsen Gold Project and the sale of the NSR royalty on the Seabee Gold Operation.  This 28% reduction from 2013 expenditures of $30.6 million is due to the completion of several major projects, including the shaft extension.

Table 4: Capital Expenditures (CDN$ million)
	2014 Estimate	2013 Actual
Capital
Development	$11.0	$18.1
Sustaining	5.5	7.9
Expansion	5.5	4.6
Total	$22.0	$30.6

Development expenditures are expected to be prioritized at Santoy Gap.  Sustaining capital costs include expenditures on equipment replacement and tailings water treatment facilities.  Expansion capital is expected to focus in the Santoy Gap area to support the Company's Life of Mine Plan and to generate future returns for the Company as the Santoy Gap deposit represents one of the Company's best opportunities to build shareholder value.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on April 1, 2014 at 1:30 PM Eastern Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until April 8, 2014 by calling 1-855-859-2056 and entering the password 14025814.

To view and listen to the webcast on April 1, 2014 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1321849/1459967

A copy of Claude's 2013 Annual Management's Discussion & Analysis, Audited Financial Statements and Notes thereto can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Qualified Persons

Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations, Qualified Persons as defined by National Instrument 43-101, have reviewed the contents of this news release for accuracy.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section of the Company's 2013 Annual MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Rick Johnson, Vice President of Finance & CFO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 31-MAR-14